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                     Randgold & Exploration Company Limited

Reg No 1992/005642/06
Sharecode: RNG
ISIN: ZAE000008819
NASDAQ trading symbol: RANGY

For immediate release
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MAJOR MINING EMPOWERMENT DEAL SECURED

Johannesburg, 28 July 2003 - Randgold & Exploration Company Limited (JSE: RNG) (NASDAQ: RANGY) has entered into a partnership with the broad-based empowerment consortium Phikoloso Mining in one of the most significant Black Economic Empowerment (BEE) ventures in the mining industry to date. (Note to editors: see Phikoloso Mining profile.)

Randgold & Exploration is to issue 8.8 million new ordinary shares, valued at some R268 million, to Phikoloso Mining which in return will transfer its mining-related assets to Randgold & Exploration. Following this transaction, Phikoloso Mining will hold a 17%(fully diluted) interest in Randgold & Exploration. Among the assets Randgold & Exploration will acquire through this process are holdings in Anglo Platinum, Harmony Gold and Afrikander Lease, as well as a participation in Kabusha Mining and Finance, which owns 23 million shares in Afrikander Lease.

The Randgold & Exploration board is to be reconstituted under chairman Roger Kebble to include Lunga Ncwana, who heads Ituseng Mining; Chris Nissen, head of New Line Investments and chairman of the Cape Chamber of Commerce; Advocate Brenda Madumise, head of the women's empowerment group Khomelela; and JCI chief executive Brett Kebble. Grant Fischer has resigned and Hennie Buitendag and David Ashworth will remain on the Board.

"This deal provides Phikoloso Mining with a unique opportunity for significant, genuine and sustainable BEE participation in the mining industry," Ncwana said today.

"It gives us a stake in Randgold & Exploration's highly successful international gold business, Randgold Resources, and in the upside of its South African operation, Minrico. Equally importantly, the wide range of technical skills available from Mark Bristow and his team at Randgold Resources, Roger Kebble's mentoring role and Brett Kebble"s dealmaking and financing expertise, will support the optimal development of the resource opportunities and future deals Phikoloso Mining will be bringing to Randgold & Exploration."

Brett Kebble said the transaction opened the way for Randgold to become the vehicle for all JCI's mining interests, with JCI focusing on its empowerment financing objectives.

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"It creates a true New South African resource business, aligned with the principles of the New Partnership for Africa's Development (Nepad) as well as the requirements of the Mining Charter. Randgold & Exploration is fully committed to the successful transformation of the South African mining industry through black economic partnerships and initiatives," he said.

Randgold & Exploration recently also concluded a deal in which it gave Marothodi Resources - now a member of the Phikoloso consortium - a 26% stake in its mineral rights management company Minrico, currently being developed into a fully fledged exploration business.

Kebble said it was intended to increase the BEE equity stake in Randgold to 26% over time, in order to fully meet the requirements of the Mining Charter.

Following the issue of the 8.8 million shares, the largest shareholder group in Randgold & Exploration remains the US ADR holders, with 27.74% of the equity (currently 33.71%). JCI will hold 18.33% (22.28%).


For further information please call:
Roger Kebble
Chairman Randgold & Exploration
+27(11) 309-6036
+27(0) 83-444-3030(cell)

Lungu Ncwana
Chairman Phikoloso
+27(0) 82-458-4572(cell)

Brett Kebble
CEO JCI, director Randgold & Exploration
+27(0) 83-633-1803(cell)

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PHIKOLOSO MINING PROFILE:

Phikoloso Mining (Pty) Ltd is a broad-based empowerment group, which includes

* Ituseng Mining, headed by Lunga Ncwana, a fully fledged BEE investment vehicle with substantial property, mineral and financial services interests;

* Lembede Mining, headed by Songezo Mjongile, a diversified investment company formed by the South African Youth Development Trust;

* New Line Investments, headed by Chris Nissen, chairman of the Cape Chamber of Commerce;

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* Marothodi Resources, an empowerment mining group headed by Thelma Mathamelo, which already holds a substantial stake in RG&E's mineral rights business
Minrico;

* Ikamva, an empowerment company headed by Sharif Pandor, which has interests in platinum and holds mineral rights;

* Leswikeng, headed by Herman Mashaba, a BEE company with diversified interests;

* Innovage, headed by Dennis Mashabela, a BEE company with diversified interests;

* Qaqambile Capital Holdings, a group of black mining professionals headed by Khanyisa Magwentshu;

and two women's empowerment groupings,

* Khomelela, formed by a group of professional women with skills in information technology, project finance, law, management consulting and corporate finance, and headed by Brenda Madumise; and

* Dyambu, a broad-based women's empowerment company, headed by Hilda Ndude, with investments in telecommunications, property and construction.

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Issued on behalf of Randgold & Exploration Company Limited and Phikoloso Mining
(Pty) Ltd.

Contacts:
Randgold Investor & Media relations
Kathy du Plessis
+27(11) 728-4701 / +27(0) 83-266-5847
randgold@dpapr.com
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www.randgold.co.za
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and
Spin Media (for Phikoloso)
Gugu Msibi
+27(11) 268-5790 / +27(0) 83-288-0320

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DISCLAIMER: Statements made in this release with respect to Randgold &
Exploration's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold & Exploration. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold & Exploration cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. Randgold & Exploration assumes no obligation to update information in this release.